May 15, 2009

Mr. Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Dear Mr. Decker:

The purpose of this letter is to respond to your letter dated April 6, 2009, regarding the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2008. Our responses below are keyed to the comments outlined in your letter.

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see our responses that follow. When indicated, we have enhanced disclosures in our quarterly report on Form 10-Q for the quarter ended March 31, 2009 (the Q1 10-Q). When we state we plan to make enhanced disclosures in future filings, our plan is to include such enhancements in future filings beginning with the quarterly report on Form 10-Q for the quarter ending June 30, 2009.

2.	Please separately present and discuss any significant components, including changes in the market value of securities held by funds, included in the other line item in your table of Equity and Fixed Income fund managed assets. In this regard, the other line item for Equity funds during 2008 represents approximately 89% of the total change from the beginning to ending asset balance.

The change in market value of the securities held by the funds represents a significant portion of the “Other” line item in the Changes in Equity and Fixed-Income Managed Assets tables. In future filings we will modify the footnote to the table to make it clear that the vast majority of “Other” represents changes in market value. In addition to the tables, we discuss the changes in period end assets as well as average assets on page 9. In this discussion, we attribute the change to market appreciation or depreciation where appropriate.

Mr. Rufus Decker

May 15, 2009

3.	Please consider also disclosing assets under management for Money Market, Equity, and Fixed Income by sectors (such as real estate, banking, consumer products, etc.) as of each balance sheet date. This disclosure should be supplemented by revisions to your MD&A that provide a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented.

Management does not analyze the impact on revenue from changes in AUM by sector. Management believes AUM are one of the most meaningful indicators of Federated’s performance along with total revenue and net income. Knowing that our MD&A discussion must be designed to give the users of our financial statements a view of the company through the eyes of management, we have chosen to give detail regarding AUM categorized by asset class (money market, equity, fixed-income and liquidation portfolio) and by product type (mutual fund and separate account). Beyond these levels of categorization, management considers revenue by individual fund or individual separate account. There is no intermediate level of categorization that is used internally for revenue analysis purposes.

4.	Please tell us what consideration you gave to presenting changes in Money Market funds in a similar manner to your presentation of Equity and Fixed Income funds.

Over the years, we have given significant consideration to whether gross flow information would be helpful to the users of our financial statements in understanding our Money Market Fund business and the related revenue. Based on our experience, however, we have concluded that gross flow information is not meaningful. Money Market funds are used as cash management vehicles and as a result, have an extraordinarily high number of transactions per account as compared to fluctuating-value funds. As a result, the gross sales and redemption activity often exceeds the total AUM in the fund for any period. Additionally, money market funds have stable-value NAVs and accordingly no change in AUM is attributable to changes in market value. We believe that the net change in AUM is the most relevant information for money market funds and as such, we have historically chosen to disclose the beginning of the period AUM, the end of period AUM and the average AUM balance for the period.

5.	With regards to redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

Federated has a small number of funds that require up to 12 months notice for redemptions. These funds make up less than 1% of Federated’s AUM at December 31, 2008 and March 31, 2009. All remaining AUM requires no advance notice of redemption. In future filings, we will disclose the following in our general business overview section of Management’s Discussion and Analysis:

“Nearly all assets under management in Federated’s investment products can be redeemed at any time with no advance notice requirement.”

Mr. Rufus Decker

May 15, 2009

With regard to trend information, we do consider whether any significant changes in AUM, both through the balance sheet date and up through the filing date, are indicative of a particular trend or change in trend that would require disclosure. As an example, beginning with the Management’s Discussion and Analysis in Federated’s 10-Q for the quarter ended September 30, 2008, we have disclosed the fact that we have experienced a significant inflow in assets into our government money market funds which was a relatively new trend in money market products. In addition, in the Q1 10-Q, we caution our financial statement users that Federated’s total revenue was heavily weighted toward money market products and that a change in the underlying AUM for money market products could have a material adverse effect on Federated’s results of operations.

In future filings, we will continue to disclose identifiable trends and uncertainties.

6.	In addition to your current revenue discussion, please also discuss changes in the ratio of revenues earned from managed assets to average managed assets for each period presented.

In future filings, we will discuss changes in the ratio of revenues earned from managed assets to average managed assets. Our 2008 discussion would have read as follows:

“For 2008, Federated’s ratio of revenue from managed assets to average managed assets was 0.354% as compared to 0.420% for 2007. The decrease in the rate was primarily due to the significant increase in money market managed assets and significant decrease in equity managed assets. In 2008, average managed assets invested in money market products grew from 75% to 83% of Federated’s total average managed assets while average equity managed assets decreased from 16% to 10%. Money market and fixed-income products generally have a lower management-fee rate than equity products.”

7.	Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In the Q1 10-Q, we disclosed the following:

“Assuming recourse debt balances and the weighted-average interest rates in effect at March 31, 2009 (see Note (10) to the Consolidated Financial Statements), Federated’s minimum contractual interest payments would be approximately $3 million and $6 million for the 2009 and 2010-2011 periods, respectively.”

In future filings, we will continue to make this disclosure and, where appropriate, the amounts will appear in the contractual obligations table, as requested.

Mr. Rufus Decker

May 15, 2009

8.	Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:

•

You reported positive working capital of $41.7 million at December 31, 2007 and a working capital deficit of $101 million at December 31, 2008. Please also disclose how long you anticipate be in a working capital deficit position and how you plan to eliminate this working capital deficit;

•	The decrease in liquid assets of 52% from $173.4 million at December 31, 2007 to $82.5 million at December 31, 2008; and

•	The decrease in the amount available under your credit facility from $200 million at December 31, 2007 to $163 million at December 31, 2008.

Refer to Items 303(a)(1) and (2) of Regulation S-K

Management provides a discussion of the significant changes in Federated’s sources and uses of cash from period to period in the section entitled Cash Flow beginning on page 13 of Management’s Discussion and Analysis. Management discusses the sufficiency of Federated’s cash and liquidity requirements on both a short-term and long-term basis as well as alternative sources of available funding in the section entitled Future Cash Needs within the section Liquidity and Capital Resources. With regard to working capital, it is not a key metric for our industry. Management has no immediate plan to eliminate the deficit though we believe it will be eliminated over time with cash from operations. Working capital is highly dependent upon many variables including the level of Federated’s borrowings and the amount of cash used in the future for certain investing and financing activities.

After considering your questions and comments above, we believe that our disclosure could be enhanced by presenting the information in a more comprehensive format as well as by adding certain underlined disclosures in response to your specific questions. In future filings, we will incorporate these enhancements. Our 2008 liquidity and capital resources discussion would have read as follows in the enhanced format:

Liquidity and Capital Resources

Liquid Assets. At December 31, 2008, liquid assets, consisting of cash and cash equivalents, short-term investments and receivables, totaled $82.5 million as compared to $173.4 million at the end of 2007. The decrease of $90.9 million primarily relates to the decrease of $74.9 million in Cash and cash equivalents which was comprised of the following significant items:

Cash from Operating Activities. Net cash provided by operating activities totaled $308.8 million for 2008 as compared to $327.0 million for 2007. The decrease of $18.2 million was primarily due to lower amortization of deferred sales commissions of $15.1 million and timing differences of $12.0 million in the cash settlement of assets and liabilities, partially offset by a $6.8 million increase in net income.

Mr. Rufus Decker

May 15, 2009

Cash Used by Investing Activities. In 2008, Federated used $126.2 million for investing activities, which primarily represented cash paid for business acquisitions. See Note (3) to the Consolidated Financial Statements for additional information.

Cash Used by Financing Activities. In 2008, Federated used $257.5 million for financing activities. Federated paid the following in 2008: (1) $375.7 million in dividends to holders of its common shares, (2) $42.1 million to repurchase 1.3 million shares of Class B common stock in the open market under the stock repurchase program and in private transactions, and (3) $37.1 million to pay down nonrecourse debt using cash flows from certain B-share related assets. See Note (13) to the Consolidated Financial Statements for more information on Nonrecourse debt. In addition, Federated received $262.4 million in new borrowings and repaid $85.4 million in debt during the second half of 2008.

Borrowings. During the third quarter 2008, Federated entered into a $140 million Term Loan with an option to increase its borrowings to $150 million during the term of the facility upon commitment from the lending banks. The Term Loan requires quarterly principal payments totaling $14 million, $21 million and $28 million in 2009, 2010 and 2011, respectively, and a balloon payment of $77 million when the loan expires on October 31, 2011.

Federated also has a $200 million Revolving Credit Facility that expires October 31, 2011 (the Revolver). As of December 31, 2008, Federated had $163.0 million available for borrowings under the Revolver as a result of outstanding borrowings of $37.0 million. See Note (12) to the Consolidated Financial Statements for more information on Recourse debt.

Proceeds from the debt facilities were used to finance a portion of the special cash dividend payment in the third quarter 2008 and will be used for share repurchase programs, future dividends, acquisition-related payments and reasonably foreseeable cash needs.

Both the Revolver and Term Loan have interest coverage ratio covenants (consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated interest expense) of at least 4 to 1 and a leverage ratio covenant (consolidated debt to consolidated EBITDA) of no more than 2 to 1, as well as other customary terms and conditions. As of December 31, 2008, the interest coverage ratio and leverage ratio were 197.4 to 1 and 0.43 to 1, respectively. Federated was in compliance with its interest coverage and leverage ratios at and during the year ended December 31, 2008.

Future Cash Needs. In addition to the contractual obligations and contingent liabilities described above, management expects that principal uses of cash will include funding marketing and distribution expenditures, funding business

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May 15, 2009

acquisitions, paying incentive and base compensation, repaying recourse debt obligations, repurchasing company stock, paying shareholder dividends, advancing sales commissions, seeding new products and funding property and equipment acquisitions, including computer-related software and hardware. As a result of the highly regulated nature of the investment management business, management anticipates that expenditures for compliance personnel, compliance systems and related professional and consulting fees may continue to increase. Resolution of the matters previously described regarding past mutual fund trading issues and legal proceedings could result in payments which may have a significant impact on Federated’s liquidity, capital resources and results of operations.

After evaluating the sufficiency of Federated’s existing liquid assets, expected continuing cash flow from operations, and the current B-share funding arrangement, which is effective through December 31, 2009, management believes Federated will continue borrowing against the $200 million Revolver at various times in 2009 to meet its present and reasonably foreseeable cash needs. Management may choose to borrow the maximum amount available under the Revolver which would cause total outstanding borrowings to total as much as $340 million. Management has the ability to issue stock or debt to meet future cash needs.

9.	You disclose your required and actual financial covenant ratios as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Federated disclosed its covenant requirements and actual covenant ratios to provide financial statement users with additional perspective in regards to Federated’s covenant compliance. As described parenthetically, a user can recalculate with reasonable precision the actual covenant ratios using amounts disclosed in the financial statements. As such, we believe that further explanation of the covenant ratios is unnecessary.

In the Q1 10-Q, management included (and will continue to include in future filings) the following disclosure in our Liquidity and Capital Resources section regarding the potential for acceleration of debt repayments:

“Both the Revolver and Term Loan also have certain stated events of default and cross default provisions which would permit the lenders to accelerate the repayment of the debt if not cured within the applicable grace periods. The events of default generally include breaches of contract, failure to make required loan payments, insolvency, cessation of business, notice of lien or assessment and other proceedings, whether voluntary on involuntary, that would require the repayment of amounts borrowed thereunder.”

10.

Substantially all of your revenue is calculated based on the value of assets under management. Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the

Mr. Rufus Decker

May 15, 2009

calculation of assets under management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify assets under management as a critical accounting policy. We believe the following disclosures may be useful to investors:

•	Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

•	Detailed discussion of the material estimates and assumptions used in each of the models; and

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

In future filings, we will enhance our revenue recognition accounting policy as follows:

“Revenue from providing investment advisory, administrative and other services (including distribution, shareholder servicing and retirement plan recordkeeping) is recognized during the period in which the services are performed. Investment advisory, administrative and the majority of other service fees are based principally on the total net assets of the investment portfolios that are managed or administered by Federated. The fair value of the investment portfolios is primarily determined using quoted market prices or independent third-party broker or dealer price quotes. In limited circumstances, a quotation or price evaluation is not readily available from a pricing source. In these cases, pricing is determined by management based on a prescribed valuation process that has been approved by the directors/trustees of the sponsored products. For the periods presented, a de minimus amount of assets under management were priced by Federated management.”

Based on our experience, less than 0.01% of total AUM is fair valued using unobservable inputs. We do not believe the impact of these estimates is material to Federated’s overall revenue recognition. As such, we have concluded that this accounting policy does not meet the definition of a critical accounting policy.

11.	Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

We consider this disclosure each year. The effect of exchange rate changes on cash balances held in foreign currencies for 2008, 2007 and 2006 was less than 0.2% of the three-year average cash provided by operating activities for 2008, 2007 and 2006. We concluded not to disclose the effect of exchange rate changes on cash balances held in foreign currencies based on immateriality.

12.	You disclose that as property and equipment are taken out of service, any residual net book value is reflected as a loss in the nonoperating income

Mr. Rufus Decker

May 15, 2009

(expenses) – other, net line item. Please tell us the amount of gains or losses recorded during each period presented as well as how you determined it was appropriate to exclude these amounts from your determination of operating income. See paragraph 45 of SFAS 144.

In 2008, 2007 and 2006, Federated recognized a loss on the disposition of fixed assets of $52,000, $11,000 and $14,000, respectively. In the future, we will record this type of gain or loss in operating income.

13.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	A qualitative and quantitative description of the material assumptions used in determining fair value and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

In future filings, we will enhance Federated’s significant accounting policy for goodwill as follows:

“Federated tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. Federated has determined that it has a single reporting unit consistent with its single operating segment based on the fact that Federated’s Chief Executive Officer, operating as Federated’s chief operating decision maker, utilizes a consolidated approach to assess performance and allocate resources. Federated uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of Federated’s reporting unit. Federated estimates the fair value of Federated’s reporting unit by first considering Federated’s market capitalization. If Federated’s market capitalization falls to a level below Federated’s recorded book value of net assets, Federated’s goodwill would be considered for impairment.”

The text that follows represents critical accounting policy disclosures included in the Q1 10-Q. The underlined text represents further enhancements to those disclosures that we will include in future filings.

The level, if any, of impairment of customer-related intangible assets is highly dependent upon the remaining level of managed assets acquired in connection with an acquisition. Management monitors changes in the level of these managed assets for potential indicators of impairment. The recoverability of a customer-related intangible asset is assessed using an undiscounted cash flow model that considers various factors to project future cash flows expected to be generated from the respective asset. The factors typically include: (1) an estimated rate of change for underlying managed assets; (2) expected revenue per managed asset; (3)

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May 15, 2009

identifiable incremental operating expenses; and (4) useful life of the acquired asset. Management estimates a rate of change for underlying managed assets based on a combination of an estimated rate of market appreciation or depreciation and an estimated net redemption or sales rate. Expected revenue per managed asset, incremental operating expenses and the useful life of the acquired asset are generally based on contract terms and historical experience.

At March 31, 2009, after recording the impairment charge as described in Note 7(b) to the Consolidated Financial Statements, Federated had $91.4 million in investment contract/customer relationship intangible assets. Of this amount, $55.6 million represented customer-related assets acquired in December 2008 in connection with the Clover Capital and Prudent Bear Acquisitions. Another $18.6 million represented customer-related assets for which the underlying managed assets have experienced growth since the acquisition date in excess of the assumptions included in the initial valuation. The undiscounted cash flow projections for these assets exceeded their respective carrying values by more than 100%.

For the customer-related assets that were written down in the first quarter 2009 to a fair value of $11.1 million, undiscounted cash flow projections as of March 31, 2009 exceeded the new carrying amount by more than 80%. We estimated the undiscounted cash flows using probability weighted scenarios which assumed asset under management growth rates ranging from -30.0% to 35.0%. The different scenarios were developed after taking into consideration ongoing adverse market conditions as well the timing and pace of a forecasted recovery. As of March 31, 2009, declines in AUM in excess of -15.0% over the next 12 months could cause the assets to be considered for impairment.

For the remaining $6.1 million in customer-related intangible assets, undiscounted cash flow projections as of March 31, 2009 exceeded the carrying values of the assets by more than 40% on average. We estimated the undiscounted cash flows using estimated rates of change for assets under management ranging from -10.0% to -15.0% depending on the historical experience of the particular assets under management. As of March 31, 2009, declines in AUM in excess of -10.0% over the next 12 months could cause the assets to be considered for impairment.

Actual changes in the underlying managed assets and other assumptions could cause the projected cash flows to vary significantly, which may cause impairment of the related intangible asset. The actual amount of an impairment charge, if any, would depend on the estimated fair value of the intangible asset at that time, which will be determined based on the actual level of managed assets, the then-current projections of future changes in managed assets, estimated earnings and the discount rate.

14.	Please disclose the aggregate amount of the transaction gain or loss that is reflected in the operating expenses – other line item in your statements of income. Refer to paragraph 30 of SFAS 52.

Mr. Rufus Decker

May 15, 2009

In 2008, 2007 and 2006, Federated recognized foreign currency transaction gains (losses) of $242,000, ($65,000) and ($80,000), respectively. We concluded not to disclose transaction gains and losses based on immateriality.

15.	Please expand your discussion about the recognition of performance fees related to management fee arrangements. Please confirm to us that you account for all of these performance fees using Method 2 of EITF D-96, which is to record as revenue the amount that would be due at any point in time. Please also disclose the terms of these arrangements that include performance fees, including:

•	The measurement periods for these performance fees (monthly, quarterly, annual); and

•	Whether there are any situations in which you could be required to payback any of the amounts.

Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

Federated’s policy for performance fee recognition is to wait until the end of the contract period for all contingencies to lapse before recording any performance fee income, in accordance with Method 1 of EITF D-96. In 2008, 2007 and 2006, Federated recorded $211,000, $637,000 and $579,000, respectively in performance fees. As a percent of revenue, these fees represented less than 0.1% in each year. As such, Federated has made no disclosure regarding performance fees.

16.	If there have been changes in the entities that are being consolidated or not consolidated from period to period, please expand your disclosures to address the following:

•	Please disclose what led to the consolidation or deconsolidation; and

•

Please clearly disclose the impact on your balance sheet and statements of income of the entities that were deconsolidated. In a similar manner, you should disclose the impact of any entities that were consolidated.

In the Q1 10-Q, we added (and in future filings we will add) the underlined text to our disclosure in Note (6)(a) Variable Interest Entities - Consolidated Variable Interest Entities:

“Under FIN 46, most of Federated’s sponsored mutual funds meet the definition of a VIE primarily due to the fact that given Federated’s typical series fund structure, the shareholders of each participating portfolio underlying the series fund generally lack the ability as an individual group to make decisions regarding the board of directors/trustees of the fund through voting rights. From time to time, Federated invests in certain of these launched products in order to provide investable cash thereby allowing the product to establish a performance history. Federated’s investment in these products represents its maximum exposure to loss. As of March 31, 2009 and December 31, 2008, Federated was the sole or majority

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May 15, 2009

investor in certain of these various products and was deemed to be the primary beneficiary since Federated’s majority interest would absorb the majority of the variability of the net assets of the VIE. Federated’s conclusion to consolidate a sponsored product may vary from period to period based on changes in Federated’s percentage interest in the product resulting from changes in the number of fund shares held by either Federated or third parties. Given that the products follow investment-company accounting, which prescribes fair-value accounting, a deconsolidation generally does not result in gains or losses for Federated. At March 31, 2009, the aggregate assets and liabilities …”

17.	Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations in accordance with paragraph 23(b) of FIN 46(R).

The obligations of the consolidated VIEs are not collateralized. In the Q1 10-Q we have included and in future filings we will include the following disclosure:

“The liabilities of the (consolidated) products are primarily classified as Accounts payable and accrued expenses – other on Federated’s Consolidated Balance Sheets and primarily represent unsettled trades and operating liabilities of the entities.”

18.	Please address the following related to your investments in CDO entities:

•	Please provide us with a summary of your significant rights and obligations related to these entities;

•	Please tell us how your consideration of these rights and obligations led you to determine that you were not the primary beneficiary pursuant to FIN 46(R); and

•	Please disclose any significant estimates and assumptions used in your analysis as well as the impact of any reasonably likely changes.

In the Q1 10-Q we disclosed and we will continue to disclose in future filings:

“Federated’s variable interests in the CDOs are limited to a 25% equity interest and a fixed, asset-based management fee earned prospectively as services are provided. As an equity holder, Federated participates in all rights and obligations to income and expected losses of the CDOs on a proportionate basis with all other equity holders. In its role as investment manager, Federated is not entitled to any additional residual return nor is it obligated to absorb any expected losses of the entities.

Federated is not the primary beneficiary of these VIEs since as investment manager and a noncontrolling equity interest holder, Federated’s variable interests are not deemed to absorb the majority of the variability of the entities’ net assets and therefore Federated has not consolidated these entities.”

19.	On page 31 you disclose that you also use the equity method to account for investments in certain limited partnerships in which you are a general partner

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May 15, 2009

but do not have control of the partnership as a result of either substantive kick-out or participating rights held by the limited partners. Please disclose whether you accounted for any investments in limited partnerships using the equity method for any of the periods presented.

For the periods presented, we were not the general partner for any limited partnerships being accounted for using the equity method of accounting. In future filings, we will adjust the significant accounting policy footnote (1)(d) to exclude this reference if Federated was not accounting for any limited partnerships using the equity method during the periods covered by the financial statements.

20.	Please expand your disclosures regarding equity method investments to include all of the disclosures required by paragraph 20 of APB No. 18. These should include the aggregate value of each identified investment based on the quoted market price if a quoted market price is available. Please also provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

The carrying amount of Federated’s 12% equity investment represents less than 1% of Federated’s total assets at December 31, 2008. Additionally, the income from the equity interest represented less than 0.5% of Federated’s net income in both 2008 and 2007. We concluded not to make additional disclosures under APB No. 18 based on immateriality. The disclosures we have made are sufficient to meet the VIE disclosure requirements.

21.	Pursuant to the terms of a new sales program with an independent third party in March 2007, you began accounting for all new sales of your rights to future distribution fees and CDSCs related to Class B shares of sponsored funds as sales. Please disclose the specific terms of the new program which led to your determination that it was appropriate to treat these arrangements as sales. Please also disclose the amount of revenue recognized related to the sale of these rights and the related amount of deferred costs expensed for each period presented. Refer to paragraph 11 of FASB Staff Position No. EITF 85-24-1.

We believe more disclosure regarding B-share activity is not necessary given the immateriality of the B-share activity to Federated’s balance sheet and income statement. The balances for deferred sales commissions and nonrecourse debt have decreased significantly over time to $30 million and $25 million at December 31, 2008 and March 31, 2009, respectively (less than 5% of total assets). The amount of gain recognized in 2008 and 2007 was $302,000 and $331,000, respectively. Proceeds from the sales in 2008 and 2007 were $5.9 million and $6.3 million, respectively.

Mr. Rufus Decker

May 15, 2009

22.	Regarding the legal claims of which you are party to, please disclose the range of loss in excess of amounts accrued that is reasonably possible or state that such an estimate cannot be made. See paragraph 10 of SFAS 5.

In the Q1 10-Q, we have (and in future filings, we will) enhanced our disclosure regarding legal claims to state that actual losses related to legal claims being disclosed cannot be estimated.

Mr. Rufus Decker

May 15, 2009

* * *

We acknowledge that the adequacy and accuracy of disclosures in Federated’s corporate filings are the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes in response to staff comments in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. We represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this information provides you with sufficient details in response to your comments. We would be happy to discuss any additional comments or questions you may have regarding Federated’s filings. Please direct any follow-up questions to Stacey Friday at 412-288-1244 or Denis McAuley at 412-288-7712.

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

cc:	Jeffrey Gordon

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549